SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

EMPIRE STATE BUILDING ASSOCIATES L.L.C.
(Name of Subject Company)

MACKENZIE FLAGSHIP FUND 15, LLC, MACKENZIE INCOME FUND 27, LLC, MPF OPPORTUNITY FUND, LP, MPF SPECIAL FUND 10, LLC, MPF SPECIAL FUND 9, LLC, MPF SPECIAL FUND 8, LLC, MPF BADGER ACQUISITION CO. II, LLC, MPF NORTHSTAR FUND 2, LP; SCM SPECIAL FUND 2, LP; AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
$10,000 ORIGINAL PARTICIPATION UNITS OF LLC MEMBER INTERESTS
(Title of Class of Securities)

none or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$4,375,000	$596.75

*	For purposes of calculating the filing fee only. Assumes the purchase of 25 Units at a purchase price equal to $175,000 per Unit in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $596.75
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: March 27, 2013

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT NO. 1 TO TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MacKenzie Flagship Fund 15, LLC, MacKenzie Income Fund 27, LLC, MPF Opportunity Fund, LP, MPF Special Fund 10, LLC, MPF Special Fund 9, LLC, MPF Special Fund 8, LLC, MPF Badger Acquisition Co. II, LLC, MPF Northstar Fund 2, LP; SCM Special Fund 2, LP (collectively the “Purchasers”) to purchase up to 25 $10,000 Participation Units of LLC Member Interests (the “Units”) in Empire State Building Associates L.L.C. (the “Company”), the subject company, at a purchase price equal to $175,000 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated March 27, 2013 (the “Offer Date”) and the related Assignment Form.

This Amendment is being made to correct several of the dates referenced in the Offer.  The Offer stated that it was filed and dated April 1, 2013, when in fact it was filed with the Securities and Exchange Commission on March 27, 2013, although the Offer was not mailed until on or about April 2, 2013.  The Expiration Date remains unchanged, however: May 1, 2013.  The following question and answer is hereby restated and corrected as follows (the May 26 date was originally stated as May 30, the date by which the Purchasers must have accepted any units or tendering shareholders may withdraw their tenders):

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED UNITS?

You can withdraw previously tendered Units at any time until the Offer has expired and, if we have not agreed to accept your Units for payment by May 26, 2013, you can withdraw them at any time after such time until we do accept your Units for payment.

The corresponding date in Section 4 of the Offer is also changed from May 30 to May 26.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated March 27, 2013*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Unit holders dated March 27, 2013*

* Previously filed on March 27, 2013
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           April 12, 2013

MacKenzie Flagship Fund 15, LLC, MacKenzie Income Fund 27, LLC, MPF Opportunity Fund, LP, MPF Special Fund 10, LLC, MPF Special Fund 9, LLC, MPF Special Fund 8, LLC, MPF Badger Acquisition Co. II, LLC, MPF Northstar Fund 2, LP
By: MacKenzie Capital Management, LP, Manager/Supervisor

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

SCM Special Fund 2, LP
By: Sutter Capital Management, LLC, Manager/General Partner

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By:           /s/ Chip Patterson
Chip Patterson, Managing Director President